EXHIBIT 2.1
AMENDMENT NUMBER 2 TO PURCHASE AGREEMENT
     THIS AMENDMENT NUMBER 2 TO PURCHASE AGREEMENT, (this “Amendment”) entered into and effective this the 26th day of February, 2007 (the “Effective Date of this Amendment”), is made by and between LIGAND PHARMACEUTICALS INCORPORATED, a Delaware corporation, and all of its successors and assigns (the “Seller”), KING PHARMACEUTICALS, INC., a Tennessee corporation (“King”) and KING PHARMACEUTICALS RESEARCH AND DEVELOPMENT, INC., a Delaware corporation and wholly owned subsidiary of King (“King R & D; King R & D together with King, the “Purchaser”). Each of Seller and Purchaser is referred to herein, individually, as a “Party” and, collectively, as the “Parties.”
     WHEREAS, the Seller and Purchaser entered into that certain Purchase Agreement, dated as of September 6, 2006, as amended by Amendment Number 1 to Purchase Agreement, Contract Sales Force Agreement and Confidentiality Agreement, dated as of November 30, 2006 (the “Purchase Agreement”); and
     WHEREAS, the Seller and Purchaser desire to amend the Purchase Agreement, as described in this Amendment.
     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:
     1. The terms in this Amendment with initial letters capitalized shall have the meanings set forth in this Amendment and, if not defined in this Amendment, shall have the meaning set forth in the Purchase Agreement.
     2. All references to the Second Source Supply Agreement, Second Source Supply Agreement Assignment, Quality Agreement for Avinza®, Quality Agreement for Avinza® Assignment, Technical Agreement Avinza® and Technical Agreement Avinza® Assignment throughout the Purchase Agreement shall be deleted.
     3. Section 1.1 of the Purchase Agreement shall be amended to add the following definition:
“Cardinal Confidential Records” means, the documents set forth on Schedule 1.1(l).
     4. The definition of “Other Agreements” shall be amended in its entirety to read as follows:
“Other Agreements” means, collectively, the Assignment of Product Intellectual Property, the Bill of Sale and Assignment and

Assumption Agreement, the Transition Services Agreement, the Termination and Return of Rights Agreement Assignment, and the Escrow Agreement.
     5. The definition of “Pre-Existing Assigned Contracts” shall be amended in its entirety to read as follows:
“Pre-Existing Assigned Contracts” means those Contracts, including purchase orders, related primarily or exclusively to the Product and the Product Line Business which are identified on Schedule 1.1(b) hereto.
     6. The definition of “Product Records” shall be amended in its entirety to read as follows:
“Product Records” means, in whatever medium (e.g., audio, visual, print or electronic) relating to the Product or the Product Line Business: (a) any and all data and correspondence supporting and/or utilized or made in connection with obtaining and/or maintaining any of the Registrations and/or the drug master file for the Product, (b) raw and/or analysis data for pivotal trials and integrated summaries (ISE/ISS) and all bio-analytical data in SAS transport, PC SAS Version 6.06, or above, or other agreed format, (c) all clinical data (phase I — IV), (d) all data from ongoing development of the compound utilized in the Product (including marketing studies), (e) programs (analysis, reports and supporting documentation) for trials for which data is provided, (f) copies of SAS libraries (with non-exclusive rights to use same) from Seller’s analysis programs relating to the Product, and (g) all books and records owned by Seller relating to the Product (which shall be copies to the extent not exclusive to the Product), including copies of all customer and supplier lists, account lists, call data, sales history, call notes, research data, marketing studies, consultant reports, physician databases, and correspondence (including invoices) with respect to the Product, and all complaint files and adverse event reports and files, and (h) copies of all data and information in the possession of Seller relating to the activities of Organon and/or IHS or other entity providing support services to Seller which relate to the Product, including for commercial rebates, discounts, administrative fees, chargebacks and/or Government Rebates; provided, however, that (i) in each case, Seller may exclude any Excluded Intellectual Property and Cardinal Confidential Records contained therein, (ii) Seller may retain: (A) a copy of any such books and records to the extent necessary for Tax, accounting, litigation or other valid business purposes other than the conduct of any business competitive with the Product or the Product Line Business, (B) a copy of all such books and records which relate to the Excluded Assets, and (C) all books, documents, records and files (1) prepared in connection with the Transactions, including bids received from other parties and strategic, financial or Tax analyses relating to the divestiture of the Purchased Assets, the Assumed Liabilities, the Product and the Product Line Business, or (2) maintained by Seller and/or its Representatives, agents or licensees in connection with their respective Tax, legal, regulatory or reporting requirements other than those relating to the Product or the Product Line Business, (iii) any attorney work product, attorney-client communications and other items protected by privilege shall be excluded except to the extent relating to the Product or the Product Line Business and (iv) Seller shall be entitled to redact from any such books and records any information that does not relate to the Product or Product Line Business.
     7. Subsection (a) “Requires Consent” of Schedule 1.1(b) “Pre-Existing Assigned Contracts” of the Seller Disclosure Schedule is hereby deleted in its entirety and replaced with the following two entries:
“Amended and Restated License and Supply Agreement between Elan Pharma International (successor in interest to Elan Corporation plc), Elan Management Limited and Ligand Pharmaceuticals Incorporated dated November 12, 2002.
McKesson Health Solutions Arizona Inc. to the assignment to Purchaser of (a) the Trial Script® Program Agreement dated February 9, 2004 and (b) the First Amendment to Ligand Pharmaceuticals TrialScript® Program Agreement For Avinza, in each case between McKesson Health Solutions Arizona Inc. and Seller.”
     8. Subsection (b) “Consent not Required” of Schedule 1.1(b) “Pre-Existing Assigned Contracts” of the Seller Disclosure Schedule is hereby amended to add the following entries:
“Co-Promotion Agreement by and between Ligand Pharmaceuticals Incorporated and Organon Pharmaceuticals USA, Inc. dated 1st January 2003; First Amendment to the Co-Promotion Agreement effective as of October 1, 2003
Termination & Return of Rights Agreement by and between Ligand Pharmaceuticals Incorporated and Organon USA Inc. (assignee of Organon Pharmaceuticals USA, Inc.) effective as of January 1, 2006.”

     9. The Seller Disclosure Schedule is hereby amended to add the following Schedule 1.1(l) “Cardinal Confidential Records”:
“Schedule 1.1(l)
Cardinal Confidential Records
     To the extent relating to Product manufacturing by Cardinal:
•	Specifications (materials and product)

•	Analytical protocols

•	Master batch records (executed or not)

•	Engineering protocols and reports

•	Validation protocols and reports (analytical and process)

•	Equipment qualification protocols/reports

•	Stability reports

•	Deviation/investigation reports

•	DMF (to the extent not covered above)”
     10. Schedule 2.5 shall be amended to replace the listed contracts with the following:
“1. Elan Pharma International (successor in interest to Elan Corporation, plc) and Elan Management Limited to the assignment to Purchaser of the Amended and Restated License and Supply Agreement, dated November 12, 2002, between Elan Corporation plc, Elan Management Limited and Seller.
2. McKesson Health Solutions Arizona Inc., to the assignment to Purchaser of (a) the Trial Script® Program Agreement dated February 9, 2004 and (b) the First Amendment to Ligand Pharmaceuticals TrialScript® Program Agreement For Avinza, between McKesson Health Solutions Arizona Inc. and Seller.”
     11. Section 2.8(a) shall be amended in its entirety to read as follows:
On the Closing Date, Seller shall provide Purchaser with a report based on Product Inventory Data provided by the Seller in accordance with this Agreement setting forth (i) the calculated amounts for each of the items enumerated on Schedule 2.8(b) together with all supporting data used to calculate the same, (ii) whether, and to the extent to which, the Wholesale Target and the Retail Target have been met, and (iii) Seller’s out-of-pocket cost (without markup) paid as a purchase price to Elan and/or Cardinal between the Execution Date and the Effective Time for finished Product

(including API used in the manufacture of the Purchaser Labeled Cardinal Manufactured Product). The foregoing report shall be accompanied by a written certification of the CFO of Seller as to the good faith completeness and accuracy of such report.
     12. Schedule 2.8(b) “Inventory Value Adjustments” of the Seller Disclosure Schedule is hereby amended to add the following definition:
“Second Source Inventory Cost Adjustment” means Six Million Dollars ($6,000,000).
     13. The definition of “Excess Wholesale Inventory Value” on Schedule 2.8(b) ”Inventory Value Adjustments” of the Seller Disclosure Schedule is hereby amended to read as follows:
“Excess Wholesale Inventory Value” is calculated as follows:
Any positive number obtained by the sum of (a) $6,000,000 and (b) any positive number resulting from the difference between (X) the product of $10,000,000 times [the difference between the Wholesale Channel Inventory Months on Hand and 1, provided if such amount is a negative number it shall be deemed zero] and (Y) Seller’s out-of-pocket cost (without markup) paid as purchase price to Elan and/or Cardinal between the Execution Date and the Effective Time for finished Product (including API used in the manufacture of the Purchaser Labeled Cardinal Manufactured Product).
For sake of illustration:
If the Wholesale Channel Inventory Months on Hand is equal to 0.95 and Seller’s out-of-pocket cost is $1,500,000, then the calculation will be as follows:
$6,000,000 + (($10,000,000 X [0.95-1]) — $1,500,000) = $6,000,000
If the Wholesale Channel Inventory Months on Hand is equal to 1.1 and Seller’s out-of-pocket cost is $1,500,000, then the calculation will be as follows:
$6,000,000 + (($10,000,000 X [1.1-1]) — $1,500,000) = $6,000,000.”
     14. Section 2.8(b) shall be amended in its entirety to read as follows:

“If at Closing, the Excess Wholesale Inventory Value is a positive number, then the Purchase Price shall be adjusted downward by the Excess Wholesale Inventory Value.”
     15. Section 6.1(b) shall be amended as follows:
“(b) retail data comprised of (i) IMS prescription data for the Product, which Seller shall supply on a weekly basis, and (ii) APPROV” study data for the Product, which Seller shall supply at the Closing to the extent available and update as of the Closing as soon as reasonably practical following the Closing to the extent such information is not available as of the Closing Date.”
     16. A new Section 6.9(c) of the Purchase Agreement is hereby added to read as follows:
“(c) Notwithstanding Section 6.9(b), Seller shall purchase from Cardinal, cause Cardinal to ship to ICS and include as part of the Inventory being transferred to Purchaser at Closing those certain two (2) lots of Cardinal manufactured Purchaser labeled 60mg Product from Cardinal’s Red Lion facility (the “Purchaser Labeled Cardinal Manufactured Product”).”
     17. A new Section 7.2(g) is hereby added to read as follows:
“(g) (i) Purchaser shall have received a copy of the executed letter between Seller and Elan providing that the Technical Agreement entered into by Elan’s affiliate, Elan Holdings, Inc, and Assignor dated June 10, 2003, as amended on May 28, 2004, shall terminate as of the Closing Date in accordance with the letter of termination executed by Elan Holdings and Seller, and (ii) the Pharmaceutical Quality Agreement shall have been entered into and shall come into force as of the Closing Date between Elan Holdings, Inc. and Purchaser in reference to Product supplied by Elan to Purchaser under the License and Supply Agreement.”
     18. A new Section 7.2(h) is hereby added to read as follows:
“(h) Purchaser’s receipt of written confirmation from a common carrier that it has taken receipt of the Labeled Cardinal Manufactured Product which is to be delivered to ICS.”
     19. A new Section 8.13 of the Purchase Agreement is hereby added to read as follows:

“Notwithstanding Section 9.1(c), the Parties acknowledge and agree that Seller shall have no obligation to obtain the consent or approval of Purchaser as to the form and substance of any release of all possible legal claims against Seller and Purchaser to be executed by certain severance pay-eligible Product Employees and RBMs severed by Seller prior to February 1, 2007; provided that Seller shall obtain the consent or approval of Purchaser as to the form and substance of any release of all possible legal claims against Seller and Purchaser to be executed by Product Employees and RBMs severed on or after February 1, 2007 as provided in Section 9.1(c). With respect to Product Employees and RBMs severed in accordance with this paragraph, Purchaser shall reimburse Seller for their severance pay and Seller shall remain solely responsible for all liability for which Seller is responsible under Section 9.1(c) of the Purchase Agreement, including without limitation any Losses resulting from Seller’s use of its form of release in connection with severing Product Employees prior to February 1, 2007 (all such liabilities with respect to such severance pay-eligible Product Employees, the “Unilaterally Released Employee Liabilities”).”
     20. A new Section 8.14 of the Purchase Agreement is hereby added to read as follows:
“(a) Seller shall be and remain fully responsible for and the sole party to (with Cardinal Health PTS, LLC and/or Elan Corporation, plc, and their respective successors and assignees, as the case may be) (i) the Manufacturing and Packaging Agreement, dated as of February 13, 2004, between Seller and Cardinal Health PTS, LLC (and amendments thereto) (the “Cardinal Manufacturing Agreement”), (ii) the Quality Agreement for Avinza® dated April 10, 2006, by and between Seller and Cardinal Health PTS, LLC (the “Quality Agreement for Avinza®”), (iii) the Agreement dated September 20, 2003 between Cardinal Health PTS, LLC, Elan Corporation, plc and Seller, and the Amended and Restated Confidentiality Agreement Avinza® dated February 13, 2004 and effective as of August 30, 2003, between Cardinal Health PTS, LLC, Elan Corporation, plc and Seller, (iv) three way CDA Elan, Ligand, Cardinal dated ___ (together, with the Cardinal Manufacturing Agreement and the Quality Agreement for Avinza®, the “Cardinal Agreements”), including without limitation any and all Liabilities arising in connection with the Cardinal Agreements and/or any amendment or termination thereof and/or the issuance, delivery, amendment, or cancellation of any purchase order for Products placed under the Cardinal Manufacturing Agreement as well as any and all Losses relating to any of the foregoing and Losses due to unavailability of Purchaser Labeled Cardinal Manufactured Product, other than Losses of Purchaser due to lack of ongoing supply of Product to Purchaser from Cardinal or Losses related to the replacement of such Product from any third party (collectively, “Cardinal Related Liabilities”). In addition, Cardinal Related Liabilities shall include without limitation all Liabilities as well as Losses to Purchaser arising from (x) any product recall of any Cardinal manufactured Product due to uncompleted stability studies and/or any regulatory compliance activities required to be performed by Cardinal, and (y) any claims made by Elan relating to any activities under or in connection with the Cardinal Agreements (whether or not Purchaser is aware of or has acknowledged such activities).
(b) The Parties acknowledge and agree that the Excluded Liabilities shall include, without limitation, all Cardinal Related Liabilities and Unilaterally Released Employee Liabilities and Purchaser shall have the right to be indemnified under Section 10.1(d) of the Purchase Agreement for all Losses arising from any Cardinal Related Liabilities or Unilaterally Released Employee Liabilities, provided that Sections 10.4 and 10.6 of the Purchase Agreement shall not apply to, and shall not in any way limit, the Seller’s indemnification of or liability to Purchaser for any of the Cardinal Related Liabilities and Unilaterally Released Employee Liabilities. Purchaser may, in its sole discretion, direct that any Losses arising from any Cardinal Related Liabilities or Unilaterally Released Employee Liabilities be paid to Purchaser from the Indemnification Escrow Fund in lieu of direct payment to Purchaser from Seller, in accordance with the terms of the Escrow Agreement. Seller acknowledges that except to the extent Purchaser elects to seek repayment from the Escrow Account (as provided in the last clause of the preceding sentence), Seller shall have no right to look to the Escrow Amount to cover or otherwise discharge any Losses arising from the Cardinal Related Liabilities or the Unilaterally Released Employee Liabilities, and Seller shall in such event promptly pay all such amounts to Purchaser.
(c) Purchaser acknowledges that following Closing Seller shall take such actions as it determines in good faith to be commercially reasonable in connection with the Cardinal Agreements so that unless otherwise agreed in a duly executed written agreement between the Parties, (i) by no later than one-hundred and twenty (120) days after the Closing (subject to such extensions as may be consented to by Purchaser, which shall not be unreasonably withheld, delayed or conditioned), Seller shall have ensured that Cardinal shall have ceased all manufacturing of the Product and completed physical decommissioning relate to such manufacturing, and (ii) by no later than one hundred fifty (150) days after the Closing (subject to such extensions as may be consented to by Purchaser, which shall not be unreasonably withheld, delayed or conditioned) Seller shall have completed all regulatory compliance with respect to such cessation and decommissioning of manufacturing as well as completed discussions with Cardinal including, as Seller may deem appropriate, having entered into any agreement(s) with Cardinal regarding the termination of the Cardinal Agreements. Notwithstanding the foregoing, from and after the Closing (a) Seller shall have no right, and hereby covenants not, to introduce any Product into commerce or to sell or offer for sale any Product or to transfer to any wholesaler or customer any Product, and (b) except as otherwise may be agreed in writing by the Purchaser after the Closing in a new agreement, Cardinal shall have no right to introduce any Product into commerce or to sell or offer for sale any Product or to transfer to any wholesaler or customer any Product. Seller acknowledges and agrees that Purchaser shall have no obligation to purchase from Seller or Cardinal any Cardinal manufactured Product (other than Purchaser Labeled Cardinal Manufactured Product which shall be transferred as part of the Product inventory to Purchaser at Closing as partial consideration for the Purchase Price), or to enter into any further agreement with Seller or Cardinal with respect to same. Seller agrees that neither it nor any of its directors, officers, employees or representatives shall make or assist others in making any statements to Cardinal or its directors, officers, employees or representatives, whether written or oral, of a disparaging nature referring to the Purchaser or the Purchaser’s directors, officers, employees or representatives.
(d) With respect to all lots of Product manufactured by Cardinal at any time, Seller shall (at Seller’s sole expense) ensure that all FDA required stability testing is completed in a timely manner and that all data from such stability testing is provided to King in a timely manner sufficiently in advance of applicable regulatory filing deadlines to allow King and/or Elan to make the appropriate filings using such data.
(e) Seller acknowledges that after the Closing Purchaser may enter into negotiations and/or execute agreements with Cardinal, including but not limited to relating to Cardinal (at Purchaser’s sole expense) repacking using Purchaser’s label some or all Seller labeled lots of Product manufactured by Elan that are at ICS as of Closing.

(f) In the event the Closing does not occur, Purchaser shall have no liability to Seller with respect to or otherwise in connection with (a) the Cardinal Agreements, (b) the negotiation and execution of this Amendment, and/or (c) any action or inaction of Seller or Purchaser relating thereto.”
     21. A new Section 8.15 of the Purchase Agreement is hereby added to read as follows:
“During the Royalty Term, Seller shall not market in the Territory for once-daily administration any controlled release solid oral dosage formulation containing morphine and its salts as its sole active ingredient.”
     22. The Parties acknowledge and agree that the financial accommodations and other agreements and covenants set forth in this Amendment have been agreed to by the Parties to compensate Purchaser for the lack of ongoing supply of Product to Purchaser from Cardinal and the cost of replacing such supply of Product from any third party, as necessary in addition to other good and valuable consideration. In consideration for, and in reliance upon, such financial accommodations and other agreements and covenants, Purchaser acknowledges and agrees not to seek indemnification or otherwise seek compensation from Seller due such lack of ongoing supply of Product to Purchaser from Cardinal.
     23. For the avoidance of doubt, the Parties acknowledge and agree that the assignment of the Cardinal Agreements and the Technical Agreement Avinza® dated June 10, 2003, by and between Seller and Elan Holdings, Incorporated, as amended to Purchaser shall no longer be a condition to or contemplated by Closing under the Purchase Agreement.
     24. This Amendment shall not amend or modify the covenants, terms, conditions, rights and obligations of the Parties under the Agreements, except as specifically set forth herein. The Agreements shall continue in full force and effect in accordance with their terms as amended by this Amendment.
* * *
[signature page follows]

     IN WITNESS WHEREOF, the Parties have executed this Amendment in multiple counterparts.

LIGAND PHARMACEUTICALS INCORPORATED		KING PHARMACEUTICALS, INC.
By:	/s/ John L. Higgins	By:	/s/ Brian Markison

Title:	CEO	Title:	President and CEO

KING PHARMACEUTICALS RESEARCH AND DEVELOPMENT, INC.
By:	/s/ Brian Markison

Title:	President and CEO